PARAMOUNT GOLD AND SILVER CORP.

346 Waverley Street

Ottawa, ON  Canada K2P 0W5

Telephone: (613) 226-9881	Telefax: (613)248-4971

December 19, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:

Re:

Paramount Gold and Silver Corp.

Revised Preliminary Proxy Statement on Schedule 14A - Amendment No. 3

File No. 1-33630

Filed: December 8, 2008

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated December 17, 2008.

1. With respect to comment No. 1 regarding the Company’s Proposal Five, page 36:

We have amended our filing by incorporating by reference Form 10-K (including the most recent audited financial statements of the Company) for the period ended June 30, 2008 and Form 10-Q for the period ended September 30, 2008.

We have also provided disclosure on the anticipated accounting treatment of the stock option repricing as follows:

Accounting Implications of the Stock Option Repricing

Shareholders should note that the repricing of all the outstanding common stock options, if approved by the shareholders and directors, will result in an additional compensation expense of $250,000 to be recorded in the current quarter of repricing.  In addition a corresponding increase (credit) of $250,000 to contributed surplus will be recorded in the current period of repricing.  There is no retroactive effect or restatement of prior periods.  The calculation was based on the provisions of SFAS 123 (see example in paragraph A149) using the Black Scholes model with an assumed fair market value of 40 cents per share on the date of repricing and an exercise price of 50 cents and was reviewed by our accountants.  Readers are cautioned that if the fair market value per share is higher or lower than 40 cents per share on the date of repricing the compensation expense will be higher or lower.  There are no other accounting implications of the proposed stock option repricing.

We have also corrected a small typographical error in the table of stock options on page 36 and adding 400,000 options to Charles William Reed.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Christopher Crupi
CEO
Director
Paramount Gold and Silver Corp.